Processa Pharmaceuticals, Inc.

7380 Coca Cola Drive, Suite 106,

Hanover, Maryland 21076

September 22, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Tim Buchmiller

Re:	Processa Pharmaceuticals, Inc.
Registration Statement on Form S-1 (Registration No. 333-235511)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant, Processa Pharmaceuticals, Inc. (the “Registrant”), hereby requests acceleration of effectiveness of its above-referenced Registration Statement to 4:30 P.M., Eastern time, on September 24, 2020, or as soon as practicable thereafter. The Registrant respectfully requests that you notify Michael Kirwan of Foley & Lardner LLP of such effectiveness by a telephone call to (904) 633-8913.

Very truly yours,

Processa Pharmaceuticals, Inc.

By:	/s/ David Young
David Young, Pharm.D., Ph.D.
Chief Executive Officer